December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (305) 500-4490

Mr. Gregory Swienton
Chief Executive Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, FL 33178

> **Re: Ryder System, Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-04364**

Dear Swienton:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 6. While you have stated your intent to disclose your peer group for 2007, please confirm without qualification (e.g., "if material, we will provide…") that you will also identify any other companies outside of the peer group that you rely upon for benchmarking purposes. If used for benchmarking purposes, the companies requiring identification would include those companies in the "other comparative groups" mentioned in the final sentence on page 5 of your response and those companies the companies comprising the broad-based published surveys mentioned on page 6 of your response letter.

2. While we note your response to prior comment 7, the causal connection between the disclosure of your performance targets and any competitive harm is not clear.

If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   Please refer to prior comment 7 for additional guidance, as appropriate.

3. While we note your response to prior comment 10, we re-issue the comment in part. Specifically, please confirm that you will comply in future filings with the second sentence of prior comment 10.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor